Exhibit 99.1

FOR IMMEDIATE RELEASE - February 5, 2010 - DENVER, COLORADO - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW ENERGY LTD. ANNOUNCES CHANGE OF AUDITORS

Petroflow Energy Ltd. (“Petroflow” or the “Company”) announces a change of the Company’s auditors, from PricewaterhouseCoopers LLP, Chartered Accountants, (“PWC”) to Hein & Associates LLP.  This change is in conjunction with the move last month of the corporate headquarters from Calgary to Denver.  At the request of Petroflow, PWC has resigned as auditor of the Company effective February 1, 2010.  The Company, on behalf of the Audit Committee and Board of Directors, has appointed Hein & Associates LLP as successor auditors in their place effective February 1, 2010.

There have been no reservations contained in the auditor’s reports rendered by PWC for the two most recent fiscal years and in the opinion of the Company, no reportable events within the meaning of National Instrument 51-102 of the Canadian Securities Administrators have occurred prior to the date hereof.  The Company plans on filing the required Notice of Change of Auditor reporting package in accordance with National Instrument 51-102.

For further information, please contact:

Petroflow Energy Ltd.	Petroflow Energy Ltd.
Kyle R. Miller, CEO	Tucker Franciscus, Interim CFO
303-296-7070	303.296.7070
www.petroflowenergy.com	www.petroflowenergy.com

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